December 20, 2012

Ms. Stephanie J. Ciboroski
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Dear Ms. Ciboroski:

We are in receipt of the Securities and Exchange Commission’s letter dated December 13, 2012 commenting on the GAMCO Investors, Inc.’s Form 10-K for the year ended December 31, 2011 (File No. 1-14761).

We are hereby requesting an extension through January 14, 2013 for the submission of our response. As we are in our year end close process, this additional time is needed to allow us to complete the needed research and documentation in a thorough and orderly fashion, and ensure proper legal and accounting review.

Please call me with any questions or comments.

Yours very truly,

/s/ Robert S. Zuccaro
Robert S. Zuccaro
Chief Financial Officer